Exhibit 21

List of Subsidiaries of First Defiance Financial Corp.

Name	Jurisdiction of Incorporation
Premier Bank	OH
First Insurance Group of the Midwest, Inc.	OH
PFC Risk Management, Inc.	NV
PFC Capital, LLC	OH